NO ACT

PE
1-14-16

UNITED STATES
SECURITIES AND EXCHANGE COMM
WASHINGTON, D.C. 20549

16004255

DIVISION OF
CORPORATION FINANCE

February 24, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-24-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Chevron Corporation
Incoming letter dated January 14, 2016

Dear Ms. Ising:

This is in response to your letter dated January 14, 2016 concerning the shareholder proposal submitted to Chevron by James B. Hoy. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: James B. Hoy
FISMA & OMB Memorandum M-07-16

February 24, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Chevron Corporation
Incoming letter dated January 14, 2016

The proposal requests that Chevron provide a report on the hazards of offshore oil drilling that contains information specified in the proposal.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Chevron's proxy materials for meetings held in 2013, 2012 and 2011 and that the 2013 proposal received 7.25 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 14, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Chevron Corporation*
Stockholder Proposal of James B. Hoy
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Chevron Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from James B. Hoy (the "Proponent").

Pursuant to Rule 14a-8(j), we:

- have filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2016 Proxy Materials with the Commission; and

- are sending copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Be it Resolved:**
>
> That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,
>
> a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in
>
> b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells
>
> c) Cost of research to find effective containment and reclamation following marine oil spills.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii). First, the Proposal deals with substantially the same subject matter as at least three previously submitted stockholder proposals that were included in the Company's 2013, 2012 and 2011 proxy materials. In this regard, (a) each of the 2013 proposal and the 2011 proposal is substantially identical to the Proposal, and (b) in 2012, the Staff concurred with the exclusion under Rule 14a-8(i)(11) of a stockholder proposal that was nearly identical to the Proposal because it substantially duplicated the 2012 proposal. *See Chevron Corp.* (avail. Feb. 21, 2012). Second, the most recently submitted of the 2013, 2012 and 2011 proposals did not receive the support necessary for resubmission.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As At Least Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.

Under Rule 14a-8(i)(12)(iii), a stockholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

A. Overview Of Rule 14a-8(i)(12).

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the stockholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the stockholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. Instead, pursuant to the Commission's statement in Exchange Act Release No. 20091, when considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. Thus, the Staff consistently has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals request that the company take different actions. *See Medtronic Inc.* (avail. June 2, 2005) (concurring that a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as dealing with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Under this line of precedent, it does not matter if the course of action requested in one proposal differs from that requested in the other proposal, provided that both proposals address the same substantive concerns. For example, in *General Electric Co.* (avail. Feb. 6, 2014), the Staff considered a proposal requesting that the company amend its nuclear energy policy to "offer to assist utilities with GE reactors to expedite the transfer of their irradiated fuel rods to hardened on-site dry-cask storage," and "expend research funding to seek technologies and procedures designed to reduce damage from cooling water deficiencies and excesses due to climate change." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(12) because it dealt with substantially the same subject matter as a previous proposal addressing the health and safety implications of nuclear energy that asked the company to "reverse its nuclear energy policy, and, as soon as possible, phase out all its nuclear activities, including proposed fuel reprocessing and uranium enrichment." The specific actions requested by the proposals in *General Electric* were very different—reversing the company's nuclear energy policy and phasing out all nuclear activities as compared to amending its nuclear energy policy to offer to assist utilities with transferring irradiated fuel rods and to expend research funding to seek to reduce the damage from cooling water deficiencies and excesses due to climate change—but the Staff agreed with the company that both proposals addressed concerns regarding the health and safety implications of nuclear power facilities and the Company's association with the nuclear energy industry. Therefore, because both proposals dealt with substantially the same substantive concerns, the Staff found the proposal to be excludable. *See also Pfizer Inc.* (avail. Feb. 25, 2008) (proposal requesting a report on the rationale for the company's alleged practice of exporting the company's animal experimentation to countries with substandard animal welfare regulations excludable as involving substantially the same subject matter as previous proposals on animal care and testing, including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods); *Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

In addition, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even if the proposals differ in scope from the prior proposals to which they have been compared. For example, in *Chevron Corp.* (avail. Mar. 27, 2014), the Staff permitted the exclusion pursuant to Rule 14a-8(i)(12) of a stockholder proposal requesting that the Company prepare a report on its "goals and plans to address global concerns regarding fossil fuels and their contribution to climate change, including analysis of long and short term financial and operational risks to the [C]ompany," because the proposal dealt with substantially the same subject matter as three prior proposals requesting that the Company report to stockholders on the perceived risks to the Company associated with climate change and the measures the Company intended to take to address such risks. Although the scope of the proposals differed, the Staff permitted the exclusion of the proposal because all of the proposals requested a response to the various perceived risks of climate change and how the Company was addressing these perceived risks. *See also Exxon Mobil Corp.* (avail. Mar. 7, 2013) (concurring that a proposal requesting that the board of directors review the exposure of the company's facilities to climate risk and issue a report to stockholders was excludable because it dealt with substantially the same subject matter as three prior proposals requesting that the company either establish a committee or a task force to address issues relating to global climate change); *Exxon Mobil Corp.* (avail. Mar. 23, 2012) (concurring that a proposal requesting a comprehensive policy on the right to water addressed substantially the same subject matter as three other proposals, one of which requested that the board issue a report on issues relating to land, water and soil); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations).

B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.

The Company has within the past five years included in its proxy materials at least three stockholder proposals regarding reporting to stockholders on how the Company is addressing the risk of accidents from its operations.

- The Company included in its 2013 proxy materials, filed with the SEC on April 11, 2013 (the "2013 Proposal," attached as Exhibit B), a stockholder proposal substantially identical to the Proposal. The 2013 Proposal requested that the Company prepare and deliver a report to stockholders that includes: "a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in"; "b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells"; and "c) Cost of research to find effective containment and reclamation following marine oil spills."

- The Company included in its 2012 proxy materials, filed with the SEC on April 12, 2012 (the "2012 Proposal," attached as Exhibit C), a stockholder proposal that requested that the Board of Directors prepare a report concerning "the steps the Company has taken to reduce the risk of accidents" in its operations. Specifically, the 2012 Proposal requested that the proposed report "describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment."[1]

- The Company included in its 2011 proxy materials, filed with the SEC on April 14, 2011 (the "2011 Proposal," attached as Exhibit D), a stockholder proposal that was substantially identical to the 2013 Proposal.

The Proposal deals with substantially the same subject matter as each of the 2013 Proposal, 2012 Proposal, and 2011 Proposal (collectively, the "Previous Proposals"). Specifically, the Proposal and the Previous Proposals request that the Company report to stockholders on how the Company is addressing the risk of accidents from its operations. The express language of the Proposal and the Previous Proposals demonstrate that they address substantially the same substantive concern. For example:

- The Proposal and the Previous Proposals each request a report relating to how the Company is addressing the risk of accidents from the Company's operations. The Proposal requests a report on accident risk and process safety management, specifically requesting information on "expenditures for remedial maintenance and inspection of out-of-production wells" and the "[c]ost of research to find effective containment and reclamation following marine oil spills." The 2013 and 2011 Proposals contain substantially identical requests. The 2012 Proposal similarly requests a report on "the steps the Company has taken to reduce the risk of accidents" and "the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment." Because the core subject matter of the reports requested in the

---

[1] As noted above, the Staff previously concurred with exclusion under Rule 14a-8(i)(11) of a proposal submitted by the Proponent and Marjorie A. Hoy (which was substantially identical to the Proposal, the 2013 Proposal and the 2011 Proposal) as substantially duplicative of the 2012 Proposal discussed herein. *See Chevron Corp.* (avail. Feb. 21, 2012). *See also Chevron Corp.* (avail. Mar. 21, 2011) (concurring with exclusion under Rule 14a-8(i)(11) of a proposal substantially similar to the 2012 Proposal as substantially duplicative of the 2011 Proposal).

Proposal and the Previous Proposals is the same, the content of the report requested in the Proposal would substantially overlap with the content of the reports requested in the Previous Proposals.

- The purpose of the reports requested in the Proposal and the Previous Proposals is the same—greater transparency in the Company's accident risk reporting and protection of stock value. Specifically, the Whereas clauses of the Proposal and the 2011 and 2013 Proposals, which are identical, as well as the supporting statement in each indicate that the report requested in these proposals is intended to give stockholders information relative to the "exceptional risk associated with offshore drilling" because these risks "can have devastating impact on corporation stock value, reputation and liabilities." Similarly, the 2012 Proposal is intended to "provide transparency and increase investor confidence in [the] Company" and asserts that risk relating to accidents in petroleum industry operations "represents a significant threat to our Company's stock price performance."

- The language of the Proposal and the Previous Proposals indicates that the Proposal and the Previous Proposals are motivated by the same concerns—operational and process safety, accident avoidance, and the environment. The Proposal and the 2011 and 2013 Proposals all reference the "extraordinary economic, environmental and human community disruption" that may result from accidents in operations. Similarly, the 2012 Proposal refers to "petroleum industry accidents," "safety violations" and "concern for safety and environmental hazards in the petroleum industry." The Proposal and the Previous Proposals also each reference the 2010 BP Deepwater Horizon explosion, as well as the Company's own safety violations, in support of the proposals.

- The Proposal and the Previous Proposals each address the potential financial liability that may result from operational accidents. The Proposal and the 2011 and 2013 Proposals each cite concerns about financial liability associated with these risks, stating that the "litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value." Likewise, the 2012 Proposal expresses concern with financial liability—like the Proposal and the 2011 and 2013 Proposals—by citing several instances of fines associated with accidents in the petroleum industry: fines faced by the Company for an oil spill in November 2011 off the coast of Rio de Janeiro; the "largest fines ever levied by [OSHA]" for a 2005 BP refinery explosion in Texas City, Texas; and a penalty of $2.39 million for a 2010 explosion at the Tesoro refinery in Anacortes, Washington.

Thus, the substantive concerns underlying both the Proposal and the Previous Proposals are the same. Even if the Proposal and Previous Proposals requested reports that may differ in their precise terms and scope, this does not preclude no-action relief under Rule 14a-8(i)(12). As illustrated in the *General Electric*, *Chevron Corp.*, *Pfizer Inc.*, *Exxon Mobil Corp.* (avail. Mar. 7, 2013), *Exxon Mobil Corp.* (avail. Mar. 23, 2012) and other precedents cited above, the Staff consistently has concurred with the exclusion of stockholder proposals that varied in language and scope from previously submitted proposals. As in the precedent cited above, although the specific language in the Previous Proposals and the Proposal may differ, each addresses the same substantive concern—how the Company is addressing the risk of accidents from its operations.

C. The Stockholder Proposal Included In The Company's 2013 Proxy Materials Did Not Receive The Stockholder Support Necessary To Permit Resubmission.

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of stockholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on June 4, 2013, which states the voting results for the Company's 2013 Annual Meeting of Stockholders and is attached as Exhibit E, the 2013 Proposal received 7.25% of the votes cast at the Company's 2013 Annual Meeting of Stockholders.[2] Thus, the vote on the 2013 Proposal (which is the most recently submitted of the 2013, 2012 and 2011 Proposals) failed to achieve the 10% threshold specified in Rule 14a-8(i)(12)(iii) at the 2013 Annual Meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2016 Proxy Materials under Rule 14a-8(i)(12)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter

---

[2] The 2013 Proposal received 1,142,137,477 "against" votes and 89,289,696 "for" votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Christopher A. Butner, the Company's Assistant Secretary and Managing Counsel, Securities/Corporate Governance, at (925) 842-2796.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Christopher A. Butner, Chevron Corporation
James B. Hoy

102045067.7

Exhibit A

FISMA & OMB Memorandum M-07-16

11 September 2015

Certified Mail: Return Receipt Requested

Chevron Corporation
Corporate Secretary & Chief Governance Officer
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

Dear Madam,

Enclosed please find a shareholder proposal and supporting statement for inclusion in the proxy statement for the 2016 annual meeting of Chevron Corporation shareholders. I intend to hold my shares through the meeting date, and will present the proposal or have an associate do so.

I have 100 shares held in street name for more than one year. The shares are in account number ***FISMA & OMB Memorandum M-07-16*** Furthermore, additional shares in excess of the required value have been held in a Morgan Stanley account for more than the required time. You may confirm the holdings by contacting Douglas Marken of the Gainesville, Florida office of Morgan Stanley.

Sincerely,

James B. Hoy

FISMA & OMB Memorandum M-07-16

cc: S.E.C.

Stockholder Proposal Regarding Report on Offshore Oil Wells

Whereas, offshore oil wells are an important source of oil.

Whereas, offshore oil wells require exceptional drilling technology.

Whereas, out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption.

Whereas, out-of-control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well.

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value.

Be It Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

BP's out-of-control deepwater drilling rig explosion in 2010 and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed.

Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary investment risks associated with offshore oil production.

Subsequent to the BP Deep Horizon disaster, Chevron has had offshore well disasters in Brazil, Canada and Nigeria. Criminal charges were filed against Chevron and environmental damages resulted from offshore drilling incidents. Because of the exceptional financial risks of offshore wells the shareholders of Chevron need to know the extent of offshore drilling risks, as called for in our proposal. Please vote FOR the proposal regarding the investment Hazards of Offshore Oil Drilling.

Chevron's new five billion dollar off-shore drilling rig sits idle following an engineering failure of its anchoring system, an illustration of the associated technical danger and extreme expense of off-shore wells.

Off-shore wells generate maintenance costs, costs that continue after the well is depleted. The extent of those obligations, and risk of failures goes on and on. Institutional investors, pension funds and individual shareholders need factual information to make prudent investment decisions. This proposal asks for facts, not promises to be careful.

Recent violent fluctuations in crude oil prices, international tensions and dramatic declines in market prices of oil company shares justify investor's desire for determining the risk of buying or retaining shares. This proposal asks for important information that will serve investor needs.

Page 17 redacted for the following reason:

FISMA & OMB Memorandum M-07-16

From:	Butner, Christopher A (CButner)
To:	JAMES HOY
Subject:	Stockholder Proposal
Date:	Thursday, September 17, 2015 2:56:46 PM
Attachments:	Scanned from a Xerox multifunction device.pdf

Mr. Hoy,

Please see the attached.

Best regards,
Chris

Christopher A. Butner
Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3180
San Ramon, CA 94583
(925) 842-2796--Direct
(925) 842-2846—Fax
cbutner@chevron.com

Chevron

Christopher A. Butner
Assistant Secretary

Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road, T3120
San Ramon, CA 94583
Tel 925-842-2796
Fax 925-842-2846
cbutner@chevron.com

VIA EMAIL AND OVERNIGHT DELIVERY

September 17, 2015

Mr. James B. Hoy

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Hoy,

On September 14, 2015, we received your letter, mailed on September 11, 2015, submitting a stockholder proposal for inclusion in Chevron's proxy statement and proxy for its 2016 annual meeting of stockholders. By way of rules adopted pursuant to the Securities Exchange Act of 1934, the U.S. Securities and Exchange Commission has prescribed certain procedural and eligibility requirements for the submission of proposals to be included in a company's proxy materials. I write to provide notice of certain defects in your submission, specifically proof of ownership of Chevron stock.

Pursuant to Exchange Act Rule 14a-8(b), to be eligible to submit a proposal, you must be a Chevron stockholder, either as a registered holder or as a beneficial holder (i.e., a street name holder), and must have continuously held at least $2,000 in market value or 1% of Chevron's shares entitled to be voted on the proposal at the annual meeting for at least one year as of the date the proposal is submitted. Chevron's stock records for its registered holders do not indicate that you are a registered holder. Exchange Act Rule 14a-8(b)(2) and SEC staff guidance provide that if you are not a registered holder you must prove your share position and eligibility by submitting to Chevron either:

1. a written statement from the "record" holder of your shares (usually a broker or bank) verifying that you have continuously held the required value or number of shares for at least the one-year period preceding and including the date the proposal was submitted, which was September 11, 2015; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required value or number of shares as of or before the date on which the one-year eligibility period begins and any subsequent amendments reporting a change in ownership level, along with a

written statement that you have owned the required value or number of shares continuously for at least one year as of the date the proposal was submitted (September 11, 2015).

Your letter did not include the required proof of your ownership of Chevron stock. By this letter, I am requesting that you provide to us acceptable documentation that you have held the required value or number of shares to submit a proposal continuously for at least the one-year period preceding and including the September 11, 2015 date the proposal was submitted.

In this regard, I direct your attention to the SEC's Division of Corporation Finance Staff Legal Bulletin No. 14 (at C(1)(c)(1)-(2)), which indicates that, for purposes of Exchange Act Rule 14a-8(b)(2), written statements verifying ownership of shares "must be from the record holder of the shareholder's securities, which is usually a broker or bank." Further, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.), and the Division of Corporation Finance advises that, for purposes of Exchange Act Rule 14a-8(b)(2), only DTC participants or affiliates of DTC participants "should be viewed as 'record' holders of securities that are deposited at DTC." (Staff Legal Bulletin No. 14F at B(3) and No. 14G at B(1)-(2)). (Copies of these and other Staff Legal Bulletins containing useful information for proponents when submitting proof of ownership to companies can be found on the SEC's web site at: http://www.sec.gov/interps/legal.shtml.) You can confirm whether your broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

Please note that if your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you have continuously held the requisite number of Chevron shares for at least the one-year period preceding and including the date the proposal was submitted (October 9, 2014). You should be able to find out the identity of the DTC participant by asking your broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the proposal was submitted (October 9, 2014), the requisite number of Chevron shares were continuously held. The first statement should be from your broker or bank confirming your ownership. The second statement should be from the DTC participant confirming the broker or bank's ownership.

Consistent with the above, if you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares, please provide to us a written statement from the DTC participant record holder of your shares verifying (a) that the DTC

participant is the record holder, (b) the number of shares held in your name, and (c) that you have continuously held the required value or number of Chevron shares for at least the one-year period preceding and including the September 11, 2015 date the proposal was submitted.

Your response may be sent to my attention by U.S. Postal Service or overnight delivery at the address above or by email (cbutner@chevron.com). Pursuant to Exchange Act Rule 14a-8(f), your response must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter.

Copies of Exchange Act Rule 14a-8 and Staff Legal Bulletin No. 14F are enclosed for your convenience. Thank you, in advance, for your attention to this matter.

Sincerely yours,

[signature]

Enclosures

[redacted]

Subject: FW: James Hoy Stock Ownership

From: Marken, Douglas [mailto:Douglas.Marken@morganstanley.com]
Sent: Monday, September 28, 2015 11:11 AM
To: Butner, Christopher A (CButner)
Cc: JAMES HOY
Subject: RE: James Hoy Stock Ownership

Mr. Butner

This letter is to confirm that of the 3200 shares of Chevron Jim Hoy has owned 1200 of those shares continuously for a period greater than one year preceding September11, 2015 and with a market value of greater than $2000.

Thank you.

Doug Marken
Morgan Stanley

From: Butner, Christopher A (CButner) [mailto:CButner@chevron.com]
Sent: Monday, September 28, 2015 1:33 PM
To: Marken, Douglas (Wealth Mgmt MS)
Cc: JAMES HOY
Subject: RE: James Hoy Stock Ownership
Importance: High

Doug,

Please see the attached letter I sent to Mr. Hoy. As noted in the letter, to demonstrate ownership, please provide a written statement that includes the number of shares held in Mr. Hoy's name and that he has continuously held Chevron shares with at least $2,000 in market value for at least the one-year period preceding and including the September 11, 2015 date his stockholder proposal was submitted to Chevron. **Please note we must receive your statement no later than Thursday, October 1, 2015.**

Christopher A. Butner
Chevron Corporation
6001 Bollinger Canyon Road, Rm T-3180
San Ramon, CA 94583
(925) 842-2796--Direct
(925) 842-2846—Fax
cbutner@chevron.com

From: Marken, Douglas [mailto:Douglas.Marken@morganstanley.com]
Sent: Thursday, September 24, 2015 10:19 AM
To: Butner, Christopher A (CButner)
Subject: James Hoy Stock Ownership

Mr Hoy asked me to confirm his ownership of Chevron stock. Mr. Hoy currently holds 3200 shares of Chevron stock. Please let me know if you need any additional information regarding this matter.

Sincerely.

Doug Marken
Vice President
Portfolio Manager
Financial Advisor
Marken Sario Group
Morgan Stanley Wealth Management
4965 NW 8th Ave
Gainesville, FL. 32605
352-332-9300

my Linked in profile Connect with me on LinkedIn: https://www.linkedin.com/pub/doug-marken/b2/aab/6ab

Website: http://www.morganstanleyfa.com/marken-sariogroup/

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Exhibit B

Chevron

Notice of the 2013 Annual Meeting and 2013 Proxy Statement

Wednesday, May 29, 2013, at 8:00 a.m. PDT

Chevron Park Auditorium, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Stockholder Proposal Regarding Report on Offshore Oil Wells
(Item 6 on the Proxy Card)

Investment Hazards of Offshore Oil Drilling

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas, out-of-control offshore oil wells can cause extraordinary economic, environmental and human community disruption,

Whereas, out-of-control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP's out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

Subsequent to the BP Deep Horizon disaster, Chevron has had offshore well disasters in Brazil and Nigeria. Criminal charges have been filed against Chevron and environmental damages resulted from offshore drilling incidents. Because of the exceptional financial risks of offshore wells the shareholders of Chevron need to know the extent of offshore drilling risks, as called for in our proposal. Please vote FOR the proposal regarding the Investment Hazards of Offshore Oil Drilling.

Your Board unanimously recommends a vote AGAINST this proposal.

Your Board recommends a vote AGAINST this proposal because the Board does not believe that the proposed report would provide stockholders with any additional meaningful information regarding offshore drilling risk and incident response and is therefore an unproductive use of the Company's resources. Chevron's enhanced disclosures concerning its risk management processes already address many of the concerns relating to the risks noted in this proposal.

Offshore drilling is vital to meeting the world's growing energy demands. In the Gulf of Mexico alone, Chevron and its legacy companies have been exploring for and developing oil and gas resources for more than 75 years. Though offshore drilling presents unique challenges and complexities, it can be done safely, reliably and profitably.

All work done by Chevron is guided by The Chevron Way, which places the highest priority on the health and safety of our workforce and the protection of the environment. Chevron's Operational Excellence Management System (OEMS), described on Chevron's website at *www.chevron.com/about/operationalexcellence,* sets expectations for protecting people and the environment everywhere Chevron operates. Chevron's OEMS helps the Company identify and manage risk and sets specific expectations for safe work, facility design and construction, emergency management, reliability, and many other areas of operation. Lloyd's Register Quality Assurance, Inc., (LRQA) has provided assurance that OEMS design meets requirements of ISO 14001 environmental management standard and Occupational Health and Safety Assessment Series (OHSAS) 18001 and that as of 2009 is fully implemented. In 2012, LRQA concluded that Chevron's OEMS is effectively driving continued improvement.

In offshore drilling, Chevron is committed to safe operations through its well design process. This includes rigorous training—including a comprehensive, five-day global well control training program—and a structured management of change process for any proposed changes in well design or construction. The design and execution of all wells undergoes detailed review and oversight by Company drilling engineers and experienced well site managers. Globally, Chevron has programs to assure that wells that are no longer producing are properly sealed and inspected. In the U.S. Gulf of Mexico, Chevron has a program to proactively plug and abandon such wells and to remove structures that are no longer needed. Chevron has accelerated this program to meet the U.S. government's new guidance on this subject.

Chevron is also a key member of the two largest global oil spill cooperatives—the Marine Spill Response Corporation and Oil Spill Response. In addition, Chevron actively participates on four joint industry task forces created to identify improvements in the areas of blowout prevention, well intervention, containment and surface oil spill response. Chevron also has collaborated with other energy companies to create the Marine Well Containment Company, in order to significantly enhance the industry's ability to more quickly respond to loss of well control incidents in the Gulf of Mexico. This rapid response system is capable of capturing and containing 60,000 barrels of oil per day at depths up to 8,000 feet in the event of a potential future underwater well blowout in the deepwater Gulf of Mexico. An expanded containment system is being engineered for use in deepwater depths up to 10,000 feet and will have the capacity to contain 100,000 barrels of oil per day. Chevron continues to review our own spill response recovery efforts and is exploring, with industry associations and the U.S. government, new ways to more effectively manage similar events.

Regarding the incidents in Brazil and Nigeria, Chevron has fully investigated these incidents, and as a result of these investigations, and, more broadly, engaging with regulators and industry peers, has implemented changes in processes and operations to address the causes of both incidents and to prevent future incidents. We are confident that these changes significantly reduce the potential for future incidents. Chevron remains committed to zero incidents, always.

Your Board believes that it has fully addressed the spirit of the concerns raised in this proposal through recent disclosures. A special report aimed narrowly at information concerning the number of Chevron's offshore wells and certain related costs would not be productive or provide stockholders with any additional meaningful information regarding offshore drilling risk and incident response.

Therefore, your Board unanimously recommends that you vote AGAINST this proposal.

Exhibit C

Chevron

Notice of the 2012 Annual Meeting and 2012 Proxy Statement

STOCKHOLDER PROPOSAL REGARDING REPORT ON ACCIDENT RISK OVERSIGHT

(Item 9 on the proxy card)

Resolved: Shareholders of Chevron Corporation (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2012 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries, oil drilling rigs and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others, resulting in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA") ("BP Faces Record Fine for '05 Refinery Explosion," *New York Times,* 10/30/2009).

BP's accidents are not unique in the petroleum industry. A 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters,* 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald,* 10/4/2010).

We believe that OSHA's national emphasis program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter,* 8/27/2009).

OSHA has recorded safety violations at our Company. Since 2005, OSHA inspectors have revealed 6 serious process safety violations, as well as 14 other violations, 6 of which were categorized as "serious." http://osha.gov/pls/imis/establishment.inspection_detail?id=314324187&id=313639940&id=311074876&id=311074728&id=311418974&id=311418057&id=301127254&id=308321124&id=308320720). Chevron also faces fines for an oil spill in November, 2011 off the coast of Rio de Janeiro that "could complicate Chevron's hopes of gaining access to new offshore exploration areas" ("Brazil: Chevron Faces Fines of $83 Million in Oil Spill," *New York Times,* 11/21/2011).

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Chevron agrees with its stockholders on the importance of the safety of our operations and the related risks to investments in Chevron. The Company is committed to continually improving not only our processes but also communications about safe operations. Your Board recommends a vote AGAINST this proposal because Chevron already reports on its comprehensive risk oversight program.

Chevron maintains rigorous standards for protecting the safety and health of the workforce as well as the environment everywhere it operates and continuously improves these processes. Chevron's Board is responsible for overall oversight of risks and receives periodic reports on the status of safety, risk management, process safety, environmental performance, the results of Operational Excellence audits and information on incidents of significance. Recently, Chevron expanded the content on its website to provide a more detailed explanation of its risk management processes, and the 2012 Corporate Responsibility Report will include an expanded discussion of how the Operational Excellence Management System is applied in Chevron's day-to-day operations. Your Board believes that the processes and steps are in place and functioning to provide effective oversight of risk management. These processes include:

- *Chevron's Operational Excellence Management System (OEMS).* The OEMS sets expectations for risk management, conducting safe work, facility design and construction, emergency management, reliability, and many other areas. The OEMS drives performance through systematic risk assessments, audits and performance reviews and requires annual leader-driven assessment of strengths and gaps, completion of risk-reducing actions, regular review of progress, and continual improvement. Lloyd's Register Quality Assurance, Inc., (LRQA) has attested that OEMS design meets requirements of ISO 14001 environmental management standard and Occupational Health and Safety Assessment Series (OHSAS) 18001, and as of 2009 is fully implemented. In 2011 LRQA concluded that OEMS is effectively driving continued improvement.
- *OE Audits.* Periodic Operational Excellence audits of every business unit are conducted to assess the design and effectiveness of methods for preventing incidents, including risk management. All serious safety and environmental incidents in the Company are reviewed by the Chairman and appropriate leadership to ensure key learnings are incorporated into our processes. Industry safety and environmental data and incidents as well as process safety incidents and near misses are regularly reviewed by management. This includes Total Recordable Incident Rates and Days Away From Work Rates that have consistently improved and are among the best of our industry peers.
- *Risk Management Process.* We employ process safety management in a manner consistent with the *Guidelines for Risk Based Process Safety*, published by the Center for Chemical Process Safety. The Risk Management Process requires systematic review of all facilities and capital projects using a standard tool, sets expectations for developing and monitoring action plans to reduce identified risks, and specifies a time frame for subsequent risk assessments.
- *Drilling Safety.* We focus on safe drilling operations through well design, training, and a structured management of change process for any proposed changes in well design or construction. The design and execution of all wells undergoes review and oversight by company drilling engineers and experienced well site managers. This review includes assessing and addressing potential risks using a standard approach across Chevron that is outlined in the company's drilling Risk and Uncertainty Management Standard. Chevron also actively participates on four joint industry task forces created to identify improvements in the areas of blowout prevention, well intervention, containment and surface oil spill response.
- *Stop-Work Authority.* If employees or contractors see a situation that could harm people or the environment, they not only have the authority to stop operations, they are expected to do so and in fact have exercised that authority in numerous instances in multiple businesses across the Company.

In light of Chevron's expanded website and Corporate Responsibility reporting of its rigorous risk management processes, your Board believes that the proposed report is not warranted. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Exhibit D

Chevron

Notice of the 2011 Annual Meeting and the 2011 Proxy Statement

STOCKHOLDER PROPOSAL REGARDING OFFSHORE OIL WELLS

(Item 11 on the proxy card)

Whereas, offshore oil wells are an important source of oil,

Whereas, offshore oil wells require exceptional drilling technology,

Whereas, out-of-control offshore oil wells can cause extraordinary economic environmental and human community disruption,

Whereas, out-of control offshore oil wells can have devastating impact on corporation stock value, reputation and liabilities of the corporation that owns or is a partner in the well,

Whereas, litigation, reclamation and restitution expenses following an out-of-control offshore oil well can be unpredictable and detrimental to corporation stock value,

Be it Resolved: That the shareholders of Chevron Corporation recommend preparation and delivery to all shareholders a report that includes,

a) The numbers of all offshore oil wells (exploratory, production and out-of-production) that Chevron Corporation owns or has partnership in

b) Current and projected expenditures for remedial maintenance and inspection of out-of-production wells

c) Cost of research to find effective containment and reclamation following marine oil spills.

Supporting Statement

BP'S out-of-control deepwater drilling rig explosion and subsequent oil spill has brought into focus the hazards of offshore oil production. The BP incident resulted in catastrophic loss of share value and distress sale of corporate assets. Chevron Corporation had an oil spill in the Gulf of Mexico in the 1970's that resulted in massive fines by the U.S. E.P.A. for multiple violations in which blow-out-preventers (storm chokes) were not installed. Shareholders need to know the amount of exceptional risk associated with offshore drilling. Furthermore, shareholders need to know the internal planning response of Chevron Corporation's management to the BP disaster. Please vote FOR this proposal for needed information regarding the extraordinary risks associated with offshore oil production.

YOUR BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL

Your Board recommends a vote AGAINST this proposal because the Board does not believe that the proposed report would provide stockholders with any additional meaningful information regarding offshore drilling risk and incident response, and is therefore unnecessary and a waste of stockholder money. While your Board understands concerns over the risks underlying this proposal, it does not believe that the data requested in the proposed report would address those concerns.

All work done by Chevron is guided by The Chevron Way, which places the highest priority on the health and safety of our workforce and the protection of the environment. To ensure our operations are environmentally sound, Chevron has established rigorous standards for protecting the environment everywhere it operates. Chevron's Operational Excellence Management System helps the Company identify and manage the risks we encounter in our global business operations. The system is effective because it requires leader-driven assessment of strengths and gaps, completion of risk-reducing actions, regular review of progress, and continual improvement.

Chevron is committed to advancing safe operations through its well design process, rigorous training—including a comprehensive, five-day global well control training program—and a structured management of change process for any proposed changes in well design or construction. Globally, Chevron has programs to assure that wells that are no longer producing are properly sealed and inspected. In the U.S. Gulf of Mexico, Chevron has had a program to proactively plug and abandon such wells and to remove structures that are no longer needed, and Chevron accelerated this program to meet the U.S. government's new guidance on this subject.

Unquestionably, the Deepwater Horizon tragedy highlighted concerns for safe offshore oil drilling. Chevron assisted with the industry response to the Deepwater Horizon incident by active participation on four joint industry task forces created to identify improvements in the areas of blowout prevention, well intervention, containment and surface oil spill response.

Chevron is also a key member of the two largest global oil spill cooperatives—the Marine Spill Response Corporation and Oil Spill Response. In addition, Chevron has collaborated with other energy companies to create the Marine Well Containment Company, in order to significantly enhance the industry's ability to more quickly respond to loss of well control incidents in the Gulf of Mexico. This rapid response system is capable of capturing and containing 60,000 barrels of oil per day at depths up to 8,000 feet in the event of a potential future underwater well blowout in the deepwater Gulf of Mexico. An expanded containment system is being engineered for use in deepwater depths up to 10,000 feet and will have the capacity to contain 100,000 barrels of oil per day. The Deepwater Horizon incident demonstrated that there are opportunities to improve the effectiveness of oil spill response recovery efforts in the open ocean. Chevron continues to review our own spill response recovery efforts and is exploring, with industry associations and the U.S. government, new ways to more effectively manage similar events.

Your Board is confident that oil and gas development can be conducted safely and that Chevron has extensive processes and procedures in place to manage and evaluate the risks of deepwater oil and gas production. While your Board understands that the hazards of offshore drilling are of great concern to stockholders and the general public, your Board believes that it would be a waste of stockholder money to produce a special report aimed narrowly at information concerning the number of Chevron's offshore wells and certain costs associated with out-of-production wells and incident response research. **Therefore, your Board recommends that you vote AGAINST this proposal.**

Exhibit E

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2013

Chevron Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-0890210
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6001 Bollinger Canyon Road, San Ramon, CA	94583
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (925) 842-1000

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On May 29, 2013, the stockholders of Chevron Corporation ("Chevron") approved the amended and restated Long-Term Incentive Plan of Chevron Corporation ("New LTIP"). The New LTIP had been previously approved by the Chevron Board of Directors on March 27, 2013 to be effective immediately upon approval by the Chevron stockholders. The LTIP amends and restates the Long-Term Incentive Plan of Chevron Corporation that was approved by the Chevron Board effective January 28, 2004 and approved by the Chevron stockholders at the 2004 Chevron annual meeting of stockholders and most recently amended and restated on January 1, 2009 ("Old LTIP"). By approving the New LTIP, stockholders also approved the material terms of the performance goals for performance-based awards under the New LTIP for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The New LTIP provides for the following material changes to the Old LTIP: (a) increases the number of shares of Chevron common stock issuable under the plan by 100,000,000 shares; and (b) extends the term of the Old LTIP, which was set to expire on January 28, 2014, to ten years from the May 29, 2013 effective date of the New LTIP. A description of the material terms and conditions of the New LTIP are included on pages 60 through 69 of Chevron's definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission on April 11, 2013 (the "2013 Proxy Statement"), which description is incorporated herein by reference. That description and the other information relating to the New LTIP included herein are qualified in their entirety by reference to the actual terms of the New LTIP, which is attached as Appendix B to the 2013 Proxy Statement and incorporated herein by reference.

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) The 2013 Annual Meeting of Stockholders of Chevron was held on May 29, 2013.

(b) Chevron stockholders voted on the matters, with the final voting results, set forth below.

1. The nominees for election to the Chevron Board of Directors were elected, each for a one-year term, based upon the following votes:

Nominee	Votes For	Votes Against	Abstentions	Broker Non-Votes
L.F. Deily	1,315,352,336	14,183,262	4,867,330	300,583,987
R.E. Denham	1,173,933,768	155,267,001	5,202,159	300,583,987
A.P. Gast	1,314,481,137	14,915,267	5,006,524	300,583,987
E. Hernandez	1,300,202,900	28,370,579	5,829,449	300,583,987
G.L. Kirkland	1,317,594,017	12,531,916	4,276,995	300,583,987
C.W. Moorman	1,311,593,912	17,604,211	5,204,805	300,583,987
K.W. Sharer	1,311,864,113	17,523,900	5,014,915	300,583,987
J.G. Stumpf	1,293,592,857	35,676,036	5,134,035	300,583,987
R.D. Sugar	1,316,380,063	12,980,374	5,042,491	300,583,987
C. Ware	1,307,450,857	21,729,748	5,222,323	300,583,987
J.S. Watson	1,275,892,394	49,151,006	9,359,528	300,583,987

2. The Chevron Board of Directors' proposal to ratify the appointment of PricewaterhouseCoopers LLP as Chevron's independent registered public accounting firm for 2013 was approved based on the following votes:

Votes for	1,614,329,009	99.0%
Votes against	16,316,170	1.0%
Abstentions	4,341,736	
Broker non-votes	Brokers were permitted to cast stockholder non-votes (*i.e.*, uninstructed shares) at their discretion on this proposal item and such non-votes are reflected in the votes for or against or abstentions.	

3. The Chevron Board of Directors' proposal for stockholders to approve, on an advisory basis, the compensation of Chevron's named executive officers was approved based on the following votes:

Votes for	1,248,774,216	94.5%
Votes against	72,692,262	5.5%
Abstentions	12,936,450	
Broker non-votes	300,583,987	

4. The Chevron Board of Directors' proposal for stockholders to approve the New LTIP and the material terms of the performance goals for performance-based awards under the New LTIP was approved based on the following votes:

Votes for	1,211,015,813	91.4%
Votes against	114,066,022	8.6%
Abstentions	9,321,093	
Broker non-votes	300,583,987	

5. The stockholder proposal for a report on shale energy operations was not approved based on the following votes:

Votes for	359,727,225	30.2%
Votes against	831,278,398	69.8%
Abstentions	143,396,305	
Broker non-votes	300,583,987	

6. The stockholder proposal for a report on offshore oil wells was not approved based on the following votes:

Votes for	89,289,696	7.3%
Votes against	1,142,137,477	92.7%
Abstentions	102,975,755	
Broker non-votes	300,583,987	

7. The stockholder proposal for a report on climate risk was not approved based on the following votes:

Votes for	93,334,321	7.6%
Votes against	1,139,785,938	92.4%
Abstentions	101,282,669	
Broker non-votes	300,583,987	

8. The stockholder proposal for a report on lobbying was not approved based on the following votes:

Votes for	306,987,829	24.4%
Votes against	953,566,499	75.6%
Abstentions	73,848,600	
Broker non-votes	300,583,987	

9. The stockholder proposal regarding cessation of use of corporate funds for political purposes was not approved based on the following votes:

Votes for	43,055,849	3.4%
Votes against	1,231,354,804	96.6%
Abstentions	59,992,275	
Broker non-votes	300,583,987	

10. The stockholder proposal regarding cumulative voting was not approved based on the following votes:

Votes for	353,254,277	26.7%
Votes against	968,214,981	73.3%
Abstentions	12,933,670	
Broker non-votes	300,583,987	

11. The stockholder proposal regarding special meetings was not approved based on the following votes:

Votes for	431,489,503	32.6%
Votes against	891,122,919	67.4%
Abstentions	11,790,506	
Broker non-votes	300,583,987	

12. The stockholder proposal regarding an independent director with environmental expertise was not approved based on the following votes:

Votes for	278,956,236	21.7%
Votes against	1,006,740,055	78.3%
Abstentions	48,706,637	
Broker non-votes	300,583,987	

13. The stockholder proposal for a report on country selection guidelines was not approved based on the following votes:

Votes for	273,427,869	22.0%
Votes against	968,659,539	78.0%
Abstentions	92,315,520	
Broker non-votes	300,583,987	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEVRON CORPORATION

Dated: June 4, 2013

By /S/ CHRISTOPHER A. BUTNER

Christopher A. Butner,
Assistant Secretary and Managing Counsel,
Securities/Corporate Governance